UNITED STATES
SECURITIES AND EXCHANGE CO
Washington, D.C. 2054



08032547

OMB APPROVAL
3235-0123
January 31, 2007
average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49770

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___07/01/07___ AND ENDING ___06/30/08___
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dortch Securities & Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___650 S. Shackleford Road, Suite 247___
(No. and Street)

___Little Rock;___   ___Arkansas___   ___72211___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Damon Dortch   (501) 224-2453
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Dunleavy & Company, P.C.___
(Name – if individual, state last, first, middle name)

___13116 South Western Avenue,___   ___Blue Island,___   ___Illinois___   ___60406___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                        information contained in this form are not required to respond
                        unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Damon Dortch_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Dortch Securities & Investments, Inc._____, as
of _____June 30,____, 20 08___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

N O N E

_____

_____

_____

Signature

President

Title

Notary Public   10/5/10

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORTCH SECURITIES & INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2008

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dortch Securities & Investments, Inc.

We have audited the accompanying statement of financial condition of Dortch Securities & Investments, Inc. as of June 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dortch Securities & Investments, Inc. as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 22, 2008

DORTCH SECURITIES & INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash and cash equivalents	$ 20,176
Receivable from broker/dealers	49,387
Related party receivable	1,339
Secured demand note receivable	100,000
TOTAL ASSETS	**$ 170,902**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Related party payable	$ 2,500
Commissions payable	8,195
Subordinated liability	100,000
Total Liabilities	$ 110,695

SHAREHOLDERS' EQUITY

Common stock, no par value; 2,000 shares authorized, 101 shares issued and outstanding	$ 15,000
Additional paid-in capital	85,330
Retained earnings (deficit)	(40,123)
Total Shareholders' Equity	$ 60,207
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 170,902**

The accompanying notes are an integral part of this financial statement.

DORTCH SECURITIES & INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company, a wholly owned subsidiary of Dortch Financial Services, Inc. was incorporated in the state of Arkansas on October 4, 1996. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities. Operations began in May, 1997.

Securities Owned - Securities positions are valued at market value. The resulting difference between cost and market is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DORTCH SECURITIES & INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at June 30, 2008 is listed below. The subordinated lender is a shareholder of Dortch Financial Services, Inc., the Company's sole owner.

Liability pursuant to secured
demand note collateral agreement,
0%, due June 30, 2010 $ 100,000

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 3 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is a wholly-owned subsidiary of Dortch Financial Services, Inc. (DFS). The two companies file consolidated for income tax purposes. DFS is responsible for all income tax liabilities.

DFS pays substantially all overhead and operating expenses on behalf of the Company other than commission expense and clearing and execution charges. Pursuant to a written agreement, the Company reimburses the DFS for these expenses. The expenses incurred to the DFS for the year ended June 30, 2008 are as follows:

Compensation and related benefits	$ 46,309
Occupancy	10,819
Other	25,722
Total	$ 82,850

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2008 the Company's net capital and required net capital were $152,925 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 7%.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/Dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is required to maintain a deposit with this Clearing Broker/dealer equal to $30,000. This amount is included in receivable from broker/dealers on the statement of financial condition. The Company is also restricted from entering into similar agreements without written consent from the Clearing Broker/dealer.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

